Exhibit 99.19

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)

Suite 1501 - 700 West Pender Street

Vancouver BC V6C 1G8

Canada

Item 2:	Date of Material Change

July 2, 2019

Item 3:	News Release

A news release announcing the material change was issued on July 2, 2019 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On July 2, 2019, the Company announced that commercial production has been achieved at the Company’s Aurizona Gold Mine in Brazil effective July 1, 2019.

Item 5.1:	Full Description of Material Change

On July 2, 2019, the Company announced that commercial production has been achieved at the Company’s Aurizona Gold Mine in Brazil effective July 1, 2019.

During the month of June, the Aurizona processing plant operated at an average throughput of approximately 90% of its name-plate capacity of 8,200 tonnes per day, exceeded 90% average recovery and produced more than 7,000 ounces of gold. Gold production is expected to continue to increase through the third and fourth quarters of 2019, with average life-of-mine production estimated at 136,000 ounces per year.

With commercial production at Aurizona achieved, the final condition pursuant to the previously announced corporate revolving credit facility has been completed and the remaining US$30 million of the total US$130 million has been made available to the Company.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

July 2, 2019.